UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

GENESEE & WYOMING INC.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

371559105

(CUSIP Number)

Mortimer B. Fuller III

Genesee & Wyoming Inc.

66 Field Point Road

Greenwich, CT 06830

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 19, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 371559105

1.	NAME OF REPORTING PERSON Mortimer B. Fuller III
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,284,989 shares
	8.	SHARED VOTING POWER 11,704 shares
	9.	SOLE DISPOSITIVE POWER 1,283,086 shares
	10.	SHARED DISPOSITIVE POWER 11,704 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,296,693 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
14.	TYPE OF REPORTING PERSON IN

This Amendment No. 5 (this “Amendment No. 5”) to Schedule 13D amends the statement of beneficial ownership on Schedule 13D filed on December 21, 2000 by and on behalf of Mortimer B. Fuller III (“Mr. Fuller”) with respect to the Class A Common Stock, par value $.01 per share (“Class A Common Stock”), of Genesee & Wyoming Inc., a Delaware corporation (the “Company”), beneficially owned by Mr. Fuller as subsequently amended by Amendment No. 1 filed on December 21, 2001, Amendment No. 2 filed on March 19, 2004, Amendment No. 3 filed on June 15, 2004 and Amendment No. 4 filed on March 5, 2009 (as so amended, the “Schedule 13D”). Capitalized terms used, but not defined, herein have the meanings ascribed thereto in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by adding the following thereof:

Mr. Fuller has acquired beneficial ownership of shares of Class A Common Stock through grants of deferred stock units by the Company.

Item 4.	Purpose of Transaction

Item 4 of Schedule 13D is hereby amended by adding the following at the end thereof:

On November 28, 2011, Mr. Fuller entered into a variable prepaid forward agreement (the “November 2011 VPF”) relating to 50,000 shares of common stock of the Company, which contract expires on November 28, 2012, and for which Mr. Fuller received net proceeds of $2,387,407. Under the terms of the contract, Mr. Fuller has agreed to deliver shares of Class B Common Stock (which are immediately convertible into shares of Class A Common Stock on a one-for-one basis) or shares of Class A Common Stock on the expiration date of the contract (or on an earlier date if the contract is terminated early) as follows: (1) if the final price is less than or equal to the floor price ($55.85 per share) (the “November Floor Price”), 50,000 shares; (2) if the final price is less than or equal to the cap price ($72.60 per share) (the “November Cap Price”), but greater than the November Floor Price, then a number of shares equal to 50,000 times the November Floor Price divided by the final price; and (3) if the final price is greater than the November Cap Price, then a number of shares equal to 50,000 shares multiplied by a fraction, the numerator of which is the sum of the November Floor Price and the difference between the final price and the November Cap Price, and the denominator of which is the final price. In connection with the November 2011 VPF, Mr. Fuller has pledged 50,000 shares of Class B Common Stock to secure his obligations under the contract. Under the contract, in lieu of delivery of shares, Mr. Fuller may, at his option, settle the contract by delivery of cash.

Item 5.	Interest in Securities of the Issuer

Item 5 of Schedule 13D is hereby amended and restated in its entirely as follows:

(a)– (b) The beneficial ownership of the Company’s Class A Common Stock by Mr. Fuller is as follows:

Mr. Fuller beneficially owns 1,296,693 shares of Class A Common Stock, (i) 1,903 of which are represented by restricted stock; (ii) 56,374 of which may be purchased by Mr. Fuller pursuant to options exercisable within 60 days; (iii) 3,175 of which may be received for deferred stock units; (iv) 1,124,862 of which are represented by shares of Class B Common Stock held by Mr. Fuller that are convertible into an equivalent number of shares of Class A Common Stock at any time; (v) 5,956 of which are represented by shares owned by Mr. Fuller’s wife, as to which shares Mr. Fuller disclaims beneficial ownership; (vi) 5,748 of which are represented by shares of Class B Common Stock held by Mr. Fuller’s wife that are convertible into an equivalent number of shares of Class A Common Stock at any time, as to which shares Mr. Fuller disclaims beneficial ownership; and (vii) 98,675 of which are represented by shares of Class B Common Stock held by a grantor retained annuity trust of which Mr. Fuller is the trustee and principal beneficiary, which shares are convertible into an equivalent number of shares of Class A Common Stock at any time. Such beneficial ownership represents 2.8% of the outstanding shares of Class A Common Stock (assuming the conversion of shares of Class B Common Stock beneficially owned by Mr. Fuller to Class A Common Stock and the exercise of Mr. Fuller’s options to purchase shares of Class A Common Stock).

Of such shares, Mr. Fuller has the sole power to vote or direct the voting of 1,284,989 shares and the sole power to dispose or direct the disposition of 1,283,086 shares. Mr. Fuller may be deemed to share the power to dispose or direct the disposition of, and the power to vote or direct the voting of, the 11,704 shares of Class A Common Stock beneficially owned by his wife, but any such statements in this Schedule 13D shall not be deemed an admission that he is the beneficial owner of such shares.

(c) On August 31, 2012, Mr. Fuller converted 220,000 shares of Class B Common Stock to an equivalent number of shares of Class A Common Stock. During the past 60 days, Mr. Fuller also effected the following transactions in the Company’s Class A Common Stock:

On September 12, 2012, the Company filed a registration statement on Form S-3 (Registration No. 333-183862) with the SEC relating to the proposed underwritten public offering of 3,500,000 shares of Class A Common Stock, which amount included 233,996 shares of Class A Common Stock offered by Mr. Fuller (the “Offering”). Pursuant to the Offering, the underwriters were granted the option to purchase up to 525,000 additional shares of Class A Common Stock from the Company at the public offering price, less the underwriting discount, for 30 days thereafter. The underwriting agreement contains customary lock-up provisions.

On September 17, 2012, the Company filed a final prospectus pursuant to Rule 424(b)(4) with the SEC which was immediately declared effective. The Offering price was set at $64.75 and the underwriting discount at $2.9137. Subsequently, the underwriters fully exercised their option to purchase additional shares to cover over-allotments and the Offering, including the over-allotment, closed on September 19, 2012.

Mr. Fuller sold an aggregate of 233,996 shares of Class A Common Stock in the Offering, which consisted of: (i) 220,000 shares of Class A Common Stock acquired by him upon the conversion of 220,000 shares of Class B Common Stock as described above; (ii) 10,905 shares of Class A Common Stock owned by him individually; and (iii) 3,091 shares of Class A Common Stock acquired by him upon the exercise of options on May 24, 2012. The purpose of the sale made by Mr. Fuller was (1) to diversify Mr. Fuller’s portfolio, and (2) related to Mr. Fuller’s tax planning.

(d) Not applicable to this filing.

(e) Mr. Fuller ceased to be the beneficial owner of more than five percent of Class A Common Stock on September 19, 2012.

Item 6.	Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following at the end thereof as follows:

The November 2011 VPF described in Item 4 herein is incorporated by reference in this Item 6.

Item 7.	Material to be Filed as Exhibits

Included as an exhibit to this Amendment No. 5 is the following:

1.	Variable Prepaid Forward Confirmation between the Reporting Person and Credit Suisse Capital LLC.

2.	Variable Prepaid Forward Agreement between the Reporting Person and Credit Suisse Boston Capital, LLC (incorporated by reference to Exhibit 1 to the Reporting Person’s Amendment No. 2 to Schedule 13D filed on March 19, 2004).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to such person is true, complete and correct.

/s/ Mortimer B. Fuller III
Mortimer B. Fuller III

Dated: September 24, 2012

INDEX TO EXHIBITS

1.	Variable Prepaid Forward Confirmation between the Reporting Person and Credit Suisse Capital LLC.

2.	Variable Prepaid Forward Agreement between the Reporting Person and Credit Suisse Boston Capital LLC (incorporated by reference to Exhibit 1 to the Reporting Person’s Amendment No. 2 to Schedule 13D filed on March 19, 2004).